November 8, 2010

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:  Daniel F. Duchovny

Re:                             AGA Medical Holdings, Inc.

Schedule 14D-9 filed October 20, 2010

SEC File No. 005-85230

Dear Mr. Duchovny:

As requested in the letter dated November 4, 2010 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Schedule 14D-9 (the “filing”), filed on October 20, 2010, AGA Medical Holdings, Inc. (the “Company”) acknowledges as follows:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AGA MEDICAL HOLDINGS, INC.

By:	/s/ RONALD E. LUND
Name:	Ronald E. Lund
Title:	Senior Vice President, General Counsel and Secretary